SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 23, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Appointments in Swedish Match

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: June 23, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

23 June, 2004

Appointments in Swedish Match

Lars Dahlgren appointed CFO

Lars Dahlgren, Acting Chief Financial Officer, has been appointed Chief Financial Officer and Senior Vice President of Swedish Match effective July 1, 2004. He is a member of Group Management and reports to Sven Hindrikes, President and CEO of Swedish Match.

Lars Dahlgren joined Swedish Match in 1996. He has a broad managerial experience from various international positions within the Group. Lars has worked with Group Finance on the executive level since May 2002, primarily in the areas of business control and M&A issues.

Lars-Olof Löfman named President of North Europe Division

Lars-Olof Löfman, has been appointed President of the North Europe Division as of July 1, 2004. He joined the company in 1987 as a production manager and most recently served as Vice President Development & Production of the North Europe Division. He will be a member of Group Management and will report to Sven Hindrikes, President and CEO of Swedish Match.

Lars-Olof Löfman succeeds Stefan Gelkner who will retire on July 1, 2004.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,032 MSEK in 140 countries for the twelve month period ending March 31, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76